UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 26

Thermodynetics, Inc.
(Name of Issuer)

Common Stock	883622
(Title of Class of Securities)	(CUSIP Number)

Robert A. Lerman
(Reporting Person)

Kenneth B. Lerman, P.C.
651 Day Hill Road, Windsor, Connecticut 06095
Telephone (860) 285-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

(Continued on following pages)

CUSIP No. 883622	Schedule 13D for Robert A. Lerman	Page 2 of 4

1)	Name of reporting person:
	Robert A. Lerman

2)	Check the appropriate box if a member of a group.	(a) ☐ (b) ☒

3)	SEC USE ONLY

4)	Source of Funds: SC — Company whose securities awarded as a stock bonus. No purchase. No cash.

5)	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e).	☐

6)	Citizenship or place of organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5) Sole voting power:	2,066,281
	6) Shared voting power:	48,905
	7) Sole dispositive power:	2,066,281
	8) Shared dispositive power:	48,905

9)	Aggregate amount beneficially owned by each reporting person:	2,115,186

10)	Check box if the aggregate amount in row (11) excludes certain shares:	☒
	See Item 5

11)	Percent of class represented by amount in row (11):
	Thirty-four and three-tenths of one percent (34.3%)

12)	Type of reporting person
	IN

CUSIP No. 883622	Schedule 13D for Robert A. Lerman	Page 3 of 4

Item 1.           Security and Issuer

Issuer:	Thermodynetics, Inc. (the "Company")
Executive Office:	651 Day Hill Road Windsor, Connecticut 06095

Securities:	Common Stock, $.01 par value

Item 2.           Identity and Background

Name:	a)	Robert A. Lerman (the "Reporting Person")

Address:	b)	c/o Thermodynetics, Inc. 651 Day Hill Road Windsor, CT 06095

Occupation:	c)	President and CEO of the Company.

Convictions:	d)	None

Proceedings:	e)	No civil proceedings in last 5 years.

Citizenship:	f)	United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

SC — The Company, at a meeting of its Board of Directors on February 15, 2011, adopted resolutions authorizing the Company to grant shares of its common stock, par value $.01 per share, on March 15, 2011.  Such shares were issued on the Date of Event of this Report.  No purchase occurred; such shares were issued as a stock bonus.

Item 4.           Purpose of Transaction

The Reporting Person has no intention or desire to gain control of the Issuer for purposes of liquidation, sale of assets, acquisition or merger.  The Reporting Person may from time to time purchase additional shares through open market purchases, and stock options or awards issued under the Company’s stock incentive programs; no options or other awards are presently outstanding.

Item 5.           Interest in Securities of the Issuer

(a)	*2,115,186* shares are beneficially owned by Reporting Person as of the date hereof which equals twenty-seven and nine-tenths of one percent (34.3%) beneficial ownership.

	i)	The above includes 48,905 shares owned by Reporting Person's spouse.

(b)	i)	Reporting Person has the sole voting and dispositive power over 2,066,281 shares.
	ii)	Reporting Person has no voting or dispositive power over the 48,905 shares owned by his spouse.

(c)	No transactions in the lesser of the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

Transaction	No. Shares	Transaction Date	Valuation Date
Stock Bonus Award	750,000	March 15, 2011	March 15, 2011

(d)	No other person except the Reporting Person has the right or power to receive proceeds or other benefits from a disposition of the shares.

(e)	Date Reporting Person ceased 5% beneficial ownership:

Not applicable.

CUSIP No. 883622	Schedule 13D for Robert A. Lerman	Page 4 of 4

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Relationships with Issuer.  Reporting Person is an officer and director, and a greater than ten percent beneficial shareholder of the Issuer.

Disclaimer of Group.  Reporting Person has his own investment, holding and voting criteria and guidelines; Reporting Person disclaims, in particular, membership in any group.  Reporting Person disclaims any beneficial ownership in the holdings of any other group, and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares.

Item 7.           Exhibits

None.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2011
(Date)

/s/ Robert A. Lerman
(Signature)

Robert A. Lerman, President & CEO and a Director
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).